Exhibit 4.3

DESCRIPTION OF AKORN, INC.’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Akorn, Inc. (the “company,” “we,” “our” or “us”) has one class of securities registered under Section 12(b) of the Securities Exchange Act of 1934, as amended: common stock, no par value per share (the “common stock”). Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol “AKRX”.

The following summary description of our common stock is qualified in its entirety by reference to our restated articles of incorporation and our by-laws, copies of which are filed as exhibits to this Annual Report on Form 10-K, of which this Exhibit 4.3 is a part.

Authorized Capitalization

Our restated articles of incorporation authorize us to issue up to 150,000,000 shares of common stock, no par value per share, and up to 5,000,000 shares of preferred stock, $1.00 par value per share.

Common Stock

Voting Rights

The holders of our common stock vote on all matters submitted to a shareholder vote. Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which our common shareholders are entitled to vote.

The holders of our common stock may not cumulate votes for the election of directors.

Dividends

Holders of our common stock are entitled to dividends at such times and amounts as our board of directors may determine, subject to any similar or other rights accorded to, or obligations with respect to, any additional series of preferred stock that are issued from time to time by our board of directors.

Other Rights

In the event of a voluntary or involuntary liquidation, dissolution or winding up of our company, prior to any distributions to the holders of our common stock, our creditors will receive any payments they are entitled along with any liquidation preferences granted to any future holders of preferred stock. After those payments, the holders of our common stock will share ratably, according to the number of shares held by them, in our remaining assets, if any. Shares of our common stock are fully paid and non-assessable once they are issued and paid for.

Shares of our common stock are not redeemable; have no redemption, sinking fund, conversion or preemptive rights; and are not subject to further calls or assessments by the company under state statutes or otherwise.

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Exhibit 4.3

Our certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $1.00 per share, covering up to an aggregate of 5,000,000 shares of preferred stock. Each class or series of preferred stock that we may designate in the future will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights, and such rights may be senior to, or limit rights of, the common stock.

Anti-Takeover Effect of Governing Documents and Applicable Law

Our restated articles of incorporation and by-laws as well as the Louisiana Business Corporation Act (“LBCA”) contain certain provisions that may make it more difficult to acquire control of our company by means of a merger, tender offer, proxy contest or otherwise. These provisions, which are summarized below, are designed to encourage persons seeking to acquire control of us to negotiate with our directors. The following descriptions are abbreviated summaries of detailed and complex governing documents and statutes. For a complete understanding of these governing documents and statutes, you should read them in their entirety.

Effect of Authorized and Unissued Capital Stock

Subject to requirements of the LBCA and applicable exchange rules, our board of directors is able to issue any authorized but unissued shares of our common stock and undesignated shares of our preferred stock without shareholder approval. To the extent that capital stock is available for such issuance, our board of directors could issue shares to prevent or make more difficult or costly the completion of a takeover transaction it determined was not in our company’s best interest. Such an issuance could, among other things, dilute the voting or other rights of the proposed acquiror or insurgent shareholder group, create a substantial voting block in institutional or other hands that might undertake to support the position of our incumbent board of directors or effect an acquisition that might complicate or preclude the takeover. Furthermore, our restated articles of incorporation grant our board of directors broad power to establish the rights and preferences of our authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to our board of directors’ authority may adversely affect the rights of the holders of our common stock.

Vacancies on the Board of Directors

Our bylaws enable the board of directors to increase the size of the board between annual meetings and fill the vacancies created by the increase by a majority of the remaining directors. Furthermore, even though our shareholders have the right to fill any such vacancies at a special meeting, such action is subject to the limitations on our shareholders’ ability to call a special meeting, described below.

Special Meetings of Shareholders

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Exhibit 4.3

A special meeting can only be called upon a written request from a shareholder if such request is signed by at least one-fifth in interest of the shareholders entitled to vote.

No Cumulative Voting

The LBCA does not permit cumulative voting in the election of directors, unless expressly provided in a corporation’s articles of incorporation, and our restated articles of incorporation do not provide for such authority. In the absence of cumulative voting, the holders of a majority of the shares of our common stock may elect all of the directors standing for election, if they should so choose.

By-law Amendments

Although our shareholders have the right to change or repeal any by-laws made or amended by the directors, our board of directors can amend our by-laws without shareholder approval.

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